Exhibit (d)(8)

Execution Copy

CONSULTING AGREEMENT

This agreement (the “Agreement”) is made by and between Southwire Company, a Delaware corporation (the “Client”) and G. Gary Yetman (“Consultant”) effective as of December 20, 2013.

RECITAL

WHEREAS, the Client desires to retain the services of Consultant for a period of six (6) calendar months beginning on the consummation of the merger (the “Closing Date”) contemplated by that certain merger agreement by and among Coleman Cable, Inc. (the “Company”) and Cubs Acquisition Corporation (the “Merger Agreement”) and Consultant is willing to perform the services called for upon the terms and conditions set forth in this Agreement.

NOW THEREFORE, for and in consideration of the premises and the mutual covenants hereinafter entered into, the parties agree as follows:

1.	Term of Agreement. Consultant’s engagement shall commence as of the Closing Date and continue for six (6) full calendar months thereafter (the “Term”) unless sooner terminated in accordance with the terms hereof. During the first three (3) full calendar months of the Term, neither party may terminate the Term. During the last three (3) full calendar months of the Term, either party may terminate the Term by providing the other party with thirty (30) days’ prior written notice. For the sake of clarity, such notice may not be delivered during the first three (3) full calendar months of the Term; provided, however, that in the event a calendar month after the first three (3) full calendar months of the Term is thirty (30) days, a termination notice delivered on the first day of the month shall be deemed sufficient to terminate the Term at the end of that same month. The Term shall automatically expire six (6) full calendar months after the Closing Date unless terminated earlier in accordance with this Section 1.

2.	Duties. Consultant shall provide services to the Client as reasonably requested by the Client’s Board of Directors and commensurate with a senior officer of the Company, including, without limitation, providing transition assistance to the Client and the Company.

3.	Time Requirements. Consultant agrees to furnish the Client with a number of hours of consulting services per month as mutually agreed upon in advance by the parties hereto, but in no event greater than 20% of the average hours of services per month Consultant performed in his prior capacity as an employee and board member of the Company. Consultant shall be free to dispose of such portion of his time, efforts and services as Consultant is not obligated to devote to the Client hereunder and in such manner as Consultant sees fit, so long as Consultant complies with all of the terms and conditions of this Agreement, the Employment Agreement (as defined below), Non-Competition Agreement (as defined below) and the Merger Agreement.

4.	Consulting Fee. The Client shall pay Consultant a fee of One Thousand Dollars ($1,000) per hour for consulting services performed hereunder (the “Fee”). The Fee shall be paid in monthly installments no later than the tenth (10th) day following the calendar month-end for which the Fee was earned.

5.	Expenses. The Client shall pay all expenses reasonably incurred by Consultant in the course of performing services under this Agreement. Any single expense in excess of Five Hundred Dollars ($500) shall be mutually agreed upon in advance by the parties hereto.

6.	Compensation upon Termination. Upon the automatic expiration of the Term or upon a termination in accordance with Section 1, Consultant shall be paid any earned but unpaid Fees and any unpaid expenses within thirty (30) days of Consultant’s termination date.

7.	Confidentiality. Consultant agrees that, for the lesser of (i) a period of five (5) years from the Closing Date, or (ii) so long as such information remains non-public, he shall treat as confidential and shall not disclose or use for the benefit of any person other than the Client any and all information of a non-public nature that the Client discloses or makes available to Consultant as a result of or related to his services to the Client and the Company under this Agreement; provided that the foregoing five (5) year limitation shall not apply to trade-secrets, which shall be kept confidential for as long as such trade secrets remain non-public; and provided, further, that nothing shall prevent Consultant from disclosing or using any such information if necessary to perform the services hereunder or from disclosing such information to Consultant’s professional advisors who need to know the information for the purpose of rendering services to Consultant.

8.	Non-Disparagement. Consultant hereby agrees that Consultant shall not intentionally, directly or indirectly, make or solicit or encourage others to make or solicit any disparaging remarks concerning the Client or its subsidiaries or any of their products, services, businesses, activities, or their former or current officers, directors or employees. The Client acting by formal statement or through its officers or directors (while serving in such capacities), will not, directly or indirectly, make or solicit or encourage others to make or solicit any disparaging remarks concerning Consultant. Notwithstanding the foregoing, nothing herein shall prohibit or restrict any person from providing statements or information that such person believes in good faith to be necessary or advisable in connection with (i) any (a) legal proceeding or (b) investigation conducted by or at the behest of any governmental authority or quasi-governmental authority or (ii) either party’s compliance with any legal or regulatory obligations.

9.

Acknowledgment of Prior Agreements. Consultant hereby acknowledges that nothing herein shall affect Consultant’s obligations under the Amended and Restated Employment Agreement with the Company dated December 30, 2008 (“Employment Agreement”), to the extent still applicable in accordance with their terms, including without limitation, Section 9 therein, or Consultant’s Non-Competition Agreement dated as of the Closing Date (“Non-Competition Agreement”). The Client acknowledges that nothing herein shall affect the Client’s, the Company’s or its survivor’s (to the extent the Company is not the surviving corporation under the Merger Agreement) obligations to Consultant under the Employment Agreement, or under Consultant’s Non-Competition Agreement. For the sake of clarity, and without limitation, the Client acknowledges and agrees that nothing herein shall cancel, supersede, replace, prohibit or otherwise limit the termination benefits payable or to be provided to Consultant pursuant to Section 6(c) of the Employment Agreement, all of which remain continuing obligations of the Client, the Company, or its survivor, as the case may be.

10.	Relationship. Consultant is retained by the Client solely for the purposes and to the extent set forth in this Agreement, and Consultant’s relationship to the Client shall during the terms of this Agreement be that of an independent contractor.

11.	Benefits. Other than pursuant to the termination benefits in the Employment Agreement, Consultant shall not be eligible to participate in the Client’s benefit plans, equity plans, severance plans, or other benefit arrangements maintained by the Client.

12.	Taxes. Consultant shall be solely responsible for the payment of federal, state and/or local income, FICA or other taxes arising as a result of the payment of the Fee to Consultant under this Agreement.

13.	Waiver, Modification, or Cancellation. Any waiver, alteration, or modification of any of the provisions of this Agreement or cancellation or replacement of this Agreement shall not be valid unless in writing and signed by both parties to this Agreement.

14.	Assignment; Successors. Any attempt to assign or transfer any rights, duties, or obligations herein shall render such attempted assignment or transfer null and void. The interests, rights, powers, duties and liabilities of the parties hereto shall be binding upon, and shall inure to the benefit of, the respective successors of the parties.

15.	Governing Law; Venue. This Agreement shall be construed in accordance with and governed by the laws of the State of Delaware. EACH PARTY HERETO (1) IRREVOCABLY AGREES AND CONSENTS TO THE EXCLUSIVE PERSONAL JURISDICTION OF THE DISTRICT COURT OF THE STATE OF ILLINOIS, OR TO THE EXTENT SUCH COURT SHALL DECLINE TO ACCEPT, ANY STATE OR FEDERAL COURT LOCATED IN THE NORTHERN DISTRICT OF THE STATE OF ILLINOIS, WITH RESPECT TO ALL MATTERS RELATING TO THIS AGREEMENT AND TO THE TRANSACTIONS CONTEMPLATED HEREBY, (2) WAIVES ALL OBJECTIONS BASED ON LACK OF VENUE AND FORUM NON CONVENIENS AND (3) IRREVOCABLY CONSENTS TO THE PERSONAL JURISDICTION OF ALL SUCH COURTS.

16.	Termination. This Agreement is subject to the execution of the Merger Agreement and shall automatically terminate if the Merger Agreement is terminated in accordance with its terms.

17.	Counterparts. This Agreement may be executed electronically or by facsimile and in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

SOUTHWIRE COMPANY

/s/ Stuart W. Thorn
By:	Stuart W. Thorn
Title:	President and Chief Executive Officer

CONSULTANT

/s/ G. Gary Yetman
By:	G. Gary Yetman

[Signature Page to Consulting Agreement]